

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2017

Jonathan Head
Chief Executive Officer
OncBioMune Pharmaceuticals, Inc.
11441 Industriplex Blvd, Suite 190
Baton Rouge, LA 70809

> **Re: OncBioMune Pharmaceuticals, Inc.**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed May 1, 2017**
> **File No. 333-208129**

Dear Dr. Head:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 filed May 1, 2017

Where You Can Find Additional Information, page 48

1.   We note that you have elected to incorporate by reference documents filed after the effectiveness of your registration statement. It appears that your common stock is a penny stock and therefore you do not appear to be eligible to use incorporation by reference. Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Exhibits

2.   Please revise the legal opinion to fill in the blanks for the registration statement file number.

General

3.   We note that you have included a section entitled "Certain Relationships and Related
        Transactions" in your table of contents but that your disclosure does not include such
        section. Please revise your prospectus to include information regarding transactions with
        related persons as required by Item 404 of Regulation S-K. Please see Item 11(n) of
        Form S-1 for guidance.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551- 3442 if
you have questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance